

08028720

ED STATES
XCHANGE COMMISSION
:on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29124

RECD S.E.O.

FEB 29 2006

809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/07   AND ENDING   12/31/07

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy   MA   02169-4758
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough   (617) 328-6200
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name - if individual, state last, first, middle name)

388 Hillside Avenue   Needham   MA   02494-1221
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number**



3

OATH OR AFFIRMATION

I, _____ John P. McDonough _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Meridian Investments, Inc. _____ , as of _____ December 31 _____ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

4

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended
December 31, 2007 and 2006

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Years Ended December 31, 2007 and 2006

MERIDIAN INVESTMENTS, INC.

INDEPENDENT AUDITOR'S REPORT



Jacobs, Velella & Kerr, P.C.

Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370
Website: www.jvkcpa.com Email: cpa@jvkcpa.com

Members
American Institute of
Certified Public Accountants
Massachusetts Society of
Certified Public Accountants
Herman Jacobs CPA 1949-1988

Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the accompanying statements of financial condition of Meridian Investments, Inc. (an S corporation) as of December 31, 2007 and 2006 and the related statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2007 and 2006 and the results of its operations and cash flows for the years then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 14, 2008

5

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
For the Years Ended December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash – *Note 11*	$ 518,608	$ 1,865,008
Commissions receivable – *Note 11*	1,539,811	727,828
Investment receivable – related party – *Note 3*	3,572,328	-
Deposits and prepaid expenses	153,012	159,853
Due from related parties – *Notes 2 & 9*	675,995	606,136
Deferred state income taxes – *Note 5*	45,897	23,580
TOTAL CURRENT ASSETS	6,505,651	3,382,405
PROPERTY AND EQUIPMENT, net of accumulated depreciation – *Note 4*	82,384	99,748
	$ 6,588,035	$ 3,482,153
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued liabilities and taxes – *Note 6*	$ 996,586	$ 527,057
Deferred revenue – *Note 7*	30,144	-
Deferred state income taxes – *Note 5*	75,675	32,796
TOTAL CURRENT LIABILITIES	1,102,405	559,853
DEFERRED STATE INCOME TAXES – *Note 5*	1,094	1,750
STOCKHOLDERS' EQUITY		
Common stock, no par value, 12,500 authorized - *Note 8*	131,000	131,000
Additional paid-in capital	5,819	5,819
Retained earnings	5,397,717	2,833,731
	5,534,536	2,970,550
Treasury stock – 200 shares at cost	(50,000)	(50,000)
	5,484,536	2,920,550
	$ 6,588,035	$ 3,482,153

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUE		
Commissions – *Notes 9 & 11*	$ 15,072,031	$ 10,866,017
EXPENSES		
Commissions expense	8,688,128	4,769,507
Other operating expenses	3,118,087	2,784,141
TOTAL EXPENSES	11,806,215	7,553,648
INCOME FROM OPERATIONS	3,265,816	3,312,369
OTHER INCOME (EXPENSE)		
Gain on sale of investment – *Note 3*	3,121,312	-
Interest income – *Note 2*	45,820	56,457
Dividend income	52	208
Loss on sale of property and equipment	(489)	-
Interest expense – *Note 13*	(197)	(180)
TOTAL OTHER INCOME	3,166,498	56,485
NET INCOME BEFORE PROVISION FOR (BENEFIT FROM) STATE INCOME TAXES	6,432,314	3,368,854
PROVISION FOR (BENEFIT FROM) STATE INCOME TAXES		
Current	211,734	52,386
Deferred	19,906	(28,081)
TOTAL PROVISION FOR STATE INCOME TAXES	231,640	24,305
NET INCOME	$ 6,200,674	$ 3,344,549

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2007 and 2006

	Common stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Shares	Par Value				
Balance, December 31, 2005	1,000	$ 131,000	$ 5,819	$ 3,261,072	$ (50,000)	$ 3,347,891
Net income for the year	-	-	-	3,344,549	-	3,344,549
Stockholders' distributions for the year	-	-	-	(3,771,890)	-	(3,771,890)
Balance, December 31, 2006	1,000	131,000	5,819	2,833,731	(50,000)	2,920,550
Net income for the year	-	-	-	6,200,674	-	6,200,674
Stockholders' distributions for the year	-	-	-	(3,636,688)	-	(3,636,688)
Balance, December 31, 2007	1,000	$ 131,000	$ 5,819	$ 5,397,717	$ (50,000)	$ 5,484,536

The accompanying notes are an integral part of these financial statements.

8

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 6,200,674	$ 3,344,549
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses allocated from related party – *Note 9*	11,005,663	9,886,723
Depreciation expense	53,870	45,328
Loss on sale of property and equipment	489	-
Gain on sale of investment – *Note 3*	(3,121,312)	-
Revenue paid directly for purchase of investment – *Note 3*	(451,016)	-
Deferred income taxes	19,906	(28,081)
Intercompany interest income – *Note 2*	(21,720)	(25,400)
(Increase) decrease in:		
Commissions and accounts receivable	(811,983)	1,689,708
Deposits and prepaid expenses	6,841	(117,571)
Increase (decrease) in:		
Accrued liabilities and taxes	469,529	(1,498,295)
Deferred revenue	30,144	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	13,381,085	13,296,961
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances from related party – *Note 9*	3,389,000	-
Proceeds from sale of property and equipment	300	-
Advances to related party – *Note 9*	(14,480,097)	(10,285,816)
NET CASH USED IN INVESTING ACTIVITIES	(11,090,797)	(10,285,816)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders	(3,636,688)	(3,771,890)
NET CASH USED IN FINANCING ACTIVITIES	(3,636,688)	(3,771,890)
NET DECREASE IN CASH	(1,346,400)	(760,745)
CASH - BEGINNING	1,865,008	2,625,753
CASH - ENDING	$ 518,608	$ 1,865,008

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2007	2006
Cash paid for income taxes	$ 233,613	$ 442,374
Cash paid for interest	$ 197	$ 180

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO FINANCIAL STATMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Meridian Investments, Inc. (the "Company") is a Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland and Kentucky. The Company is a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, and the Securities Investor Protection Corporation. The Company is primarily involved in placing tax advantaged investments in affordable housing limited partnerships.

B. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C. CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

D. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

The Company experiences a low rate of its accounts receivable that become uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts.

E. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of the Company's assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 7
Furniture, fixtures and office equipment	7
Leasehold improvements	Remaining term of lease

F. INVESTMENTS

The Company's investments that are bought and principally held for the purpose of selling them in the near future are classified as *trading securities*. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in the statement of operations.

Investments that the Company has the positive intent and ability to hold to maturity are classified as *held-to-maturity* and recorded at amortized costs in investments and other assets. Investments not classified as either *held-to-maturity* or *trading securities* are classified as *available-for-sale* investments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

F. INVESTMENTS – continued

Available-for-sale investments are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from the statement of operations and recorded net of tax as a component of other comprehensive income.

The total cost of an investment sold is determined on the first-in, first-out basis including any commission or fees paid for the purchase and any earnings reinvested to purchase additional amounts of the investment. The total cost of an investment may be affected by stock splits, acquisitions, mergers or spin-offs.

G. REVENUE AND COST RECOGNITION

Commission revenues are recognized upon the closing of a placement of a tax advantaged investment in an affordable housing limited partnership (earned). The related commission expense is recognized when the commission revenue is earned by the Company.

H. ADVERTISING COSTS

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

I. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated future absences when actually paid to employees.

J. SHIPPING AND HANDLING COSTS

The Company does not normally incur shipping and handling costs in connection with the placement of its tax advantaged investments activities. If shipping and handling costs were incurred, those costs would be absorbed by the Company as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

K. INCOME TAXES

The Company elected under the Internal Revenue Code on February 9, 1994, with the consent of its stockholders, to be taxed as an S corporation. The election was effective as of December 1, 1992. On December 28, 2000, the corporation elected to become a qualified subchapter S subsidiary of Meridian Investment Properties Trust, which elected to be taxed as a qualified subchapter S trust. On January 1, 2004, Meridian Investments, Inc., after completion of the adopted plan of liquidation of its parent trust, Meridian Investment Properties Trust, elected to again be taxed as an S corporation.

In lieu of federal income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the years ended December 31, 2007 and 2006, a provision for state income taxes is provided for pursuant to Massachusetts law concerning the taxation of "large" S corporations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

K. INCOME TAXES - continued

Interest and penalties incurred relating to tax underpayments, late filings and/or late payments are recognized in the period that they are incurred or assessed by the respective taxing authority, as can be reasonably determined by the Company. Interest and penalties relating to uncertain tax positions taken by the Company are recognized when the Company determines that it is more likely than not that a tax position taken on a tax return would not be sustained under audit or examination.

L. DEFERRED STATE INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109), the Company recognizes deferred state income tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for financial statement and state income tax purposes. Amounts presented on the balance sheets represent the amount of deferred state income tax assets and liabilities recognized during the year.

M. COMPREHENSIVE INCOME

In accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS 130"), the Company is required to report certain items of income, expense, gain and loss, separately from net income. Comprehensive income is the total of (1) net income plus (2) all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive income.

For the years ended December 31, 2007 and 2006, the Company did not have any items of other comprehensive income that were required to be reported separately from net income. Accordingly, the Company has not presented any statements of comprehensive income

NOTE 2 - DUE FROM RELATED PARTY

Due from related party represents monies advanced to and borrowed from Meridian Properties, Inc. ("MPI"), an affiliated corporation. The balances outstanding at December 31, 2007 and 2006 are comprised of (1) amounts actually advanced to/borrowed from MPI, (2) specific expenses actually paid by the MPI for the benefit of the Company and (3) common operating expenses allocated to the Company.

Interest on the advances is charged on the average monthly balance at the applicable federal rate per annum (4.92% and 4.71% for the years ended December 31, 2007 and 2006, respectively). Interest receivable on the balance at December 31, 2007 and 2006 was $ 21,720 and $ 25,400, respectively.

NOTE 3 – INVESTMENT RECEIVABLE – RELATED PARTY

Investment receivable – related party represents amounts due from an entity, owned by certain shareholders of the Company, resulting from the liquidation of certain oil futures contracts (the "Contracts") in which the Company has acquired an interest. The Contracts were held by the related party.

On January 22, 2007 and January 23, 2007, the Company acquired a 32.50% and 16% interest, respectively, in the Contracts in lieu of receiving payment of $ 451,016 for certain commission receivables due from other non-related parties. The term of the Contracts extended through December 31, 2007. On that date, the contracts were liquidated at a fair market value of $3,572,328. That amount represents a gross realized gain of $ 3,121,312. The Company received the full amount of the proceeds

NOTE 3 – INVESTMENT RECEIVABLE – RELATED PARTY - continued
on January 9, 2008.

There were no amounts paid to the related party, beyond the initial investment in the Contracts, for either the purchase or subsequent liquidation of the Contracts.

NOTE 4 - PROPERTY AND EQUIPMENT
At December 31, 2007 and 2006, property and equipment consisted of the following:

	2007	2006
Computer equipment and software	$ 294,814	$ 259,339
Equipment	53,369	53,369
Furniture and fixtures	68,702	68,702
Leasehold improvements	93,282	93,282
	510,167	474,692
Less: accumulated depreciation	(427,783)	(374,944)
	$ 82,384	$ 99,748

NOTE 5 - DEFERRED STATE INCOME TAXES
Temporary differences giving rise to deferred state income tax assets consist of accrued expenses which are deducted when paid (cash basis), for state income tax purposes, rather than when the liability is incurred (accrual basis), for financial statement purposes and deferred revenue which is recognized as revenue when the Company determined that it has substantially complied with all conditions and restrictions to be able to consider the revenue earned (accrual basis), rather than when the revenue is paid (cash basis).

Temporary differences giving rise to deferred state income tax liabilities consist of accounts receivable which are reported when received (cash basis) for state income tax purposes, rather than when earned (accrual basis) for financial statement purposes and prepaid expenses which are deducted when paid (cash basis) for state income tax purposes, rather than when the related liability is incurred (accrual basis) for financial statement purposes. Also, the excess of tax depreciation over the amount reported for financial statement purposes gives rise to deferred tax liabilities. In addition, any appreciation of the Company's investments is not reported for state income tax purposes until the investments are sold rather than the period in which the change in the fair market value of the investments occurred for financial statement purposes.

At December 31, 2007 and 2006, the deferred state income tax asset is comprised of the following:

	2007	2006
Accrued expenses	$ 44,541	$ 23,580
Deferred revenue	1,356	-
TOTAL CURRENT DEFERRED STATE INCOME TAX ASSET	$ 45,897	$ 23,580

At December 31, 2007 and 2006, the deferred state income tax liability is comprised of the following:

13

NOTE 5 - DEFERRED STATE INCOME TAXES – continued

	2007	2006
Commissions receivable	$ 69,291	$ 32,752
Prepaid expense	6,384	44
TOTAL CURRENT DEFERRED STATE INCOME TAX LIABILITY	75,675	32,796
Excess tax depreciation over book depreciation	1,094	1,750
TOTAL NON-CURRENT DEFERRED STATE INCOME TAX LIABILITY	1,094	1,750
TOTAL DEFERRED STATE INCOME TAX LIABILITY	$ 76,769	$ 34,546

NOTE 6 – ACCRUED LIABILITIES
At December 31, 2007 and 2006, accrued liabilities consisted of the following:

	2007	2006
Commissions	$ 850,029	$ 470,288
Insurance	-	7,940
Miscellaneous operating expenses	1,022	22,768
Professional fees	21,785	24,000
Profit sharing contribution	123,750	-
State income and excise taxes	-	2,061
	$ 996,586	$ 527,057

NOTE 7 – DEFERRED REVENUE
The balance of deferred revenue as of December 31, 2007, $ 30,144, represents amounts due to the Company which cannot be recognized as revenue until it can be determined that the amount will not be refundable to the payer. The amount due to the Company was paid on January 9, 2008.

NOTE 8 – SALE OF STOCK RESTRICTIONS
At December 31, 2007 and 2006, certain shareholders of the Company were restricted with respect to the sale of their shares in the Company. An agreement, reviewed annually, permits the Company the right of first refusal upon the proposed sale of Company shares to anyone except the Company. Term life insurance policies on these shareholders have been purchased by the Company in order to facilitate a death related buyout. Upon the death of one of these shareholders, proceeds from the life insurance policies will be used to purchase their respective shares.

After December 31, 2006, the Company chose not to renew the life insurance policies to be used to fund a future death-related buyout of the stock of a deceased stockholder.

NOTE 9 – RELATED PARTY TRANSACTIONS
During the years ended December 31, 2007 and 2006, the Company shared office space at its locations

NOTE 9 – RELATED PARTY TRANSACTIONS – continued

with Meridian Capital Partners, LLC, Meridian Clean Fuels, Inc., Carbon Energy, LLC and Meridian Finance Company, LLC, all affiliated entities. Except for items specifically identified to one of the related entities, overhead and other operating expenses, including personnel costs, are shared with the affiliated companies as determined by the primary paymaster, MPI. Allocations of all shared expenses are determined by personnel time devoted to each entity.

For the year ended December 31, 2006, subsequent to MPI's annual review of personnel time conducted at the beginning of 2006, the allocation ratio was revised to the following:

Related entity	Allocation %
Meridian Investments, Inc.	50.00%
Meridian Capital Partners, LLC	20.00%
Meridian Clean Fuels, Inc.	15.00%
Carbon Energy, LLC	10.00%
Meridian Finance Company, LLC	5.00%
	100.00%

For the year ended December 31, 2007, subsequent to MPI's annual review of personnel time conducted at the beginning of 2007, the allocation ratio was revised to the following:

Related entity	Allocation %
Meridian Investments, Inc.	45.00%
Meridian Capital Partners, LLC	20.00%
Meridian Clean Fuels, Inc.	20.00%
Carbon Energy, LLC	7.00%
Meridian Finance Company, LLC	8.00%
	100.00%

For the years ended December 31, 2007 and 2006, the amount of expenses allocated to the Company was $ 11,042,958 and $ 9,934,313, including costs capitalized as fixed assets of $ 37,295 and $ 47,590, respectively. The amount of cash transferred into the Company was $ 3,389,000 and $ 0, respectively. The amount of cash transferred from the Company was $ 14,480,097 and $ 10,285,816, respectively.

The Company also generates commission revenue from other related parties for its participation in the projects of these Companies. For the years ended December 31, 2007 and 2006, the Company generated $ 6,509,315 and $ 3,009,096 in commission revenue from these related parties.

See **NOTE 2** and **NOTE 3** for additional related party transaction information.

NOTE 10 - LEASES

The Company leases its office locations in Massachusetts and Maryland under operating leases through its affiliated corporation, MPI.

The Massachusetts lease dated January 25, 1989, as amended on various dates through 2001, was

NOTE 10 – LEASES – continued
amended on September 1, 2005 to amend the amount and location of the office space being leased and extend the term of the lease until October 31, 2010. The Maryland lease was extended for an additional five year term effective March 1, 2007, expiring February 29, 2012

The Massachusetts office also leases various pieces of office equipment under operating leases expiring on various dates through the year 2012.

Based upon the aforementioned allocations in, future minimum rental payments under the operating leases are as follows:

Year Ended		Amount
December 31, 2008	$	154,126
December 31, 2009		157,581
December 31, 2010		139,049
December 31, 2011		63,575
December 31, 2012		12,455
	$	812,053

Rent expense for years ended December 31, 2007 and 2006 was $ 146,329 and $ 142,900, respectively.

NOTE 11 - CONCENTRATIONS OF CREDIT AND MARKET RISK
The Company is engaged in the placement of tax advantaged investments in affordable housing in the United States. The Company generates substantially all of its income from fees earned from the sale of these investments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable arise due to the fact that the Company conducts business with a limited number of companies. As of December 31, 2007 and 2006, commissions' receivable due from four companies (one company for the year ended December 31, 2006) totaled $ 1,539,811 and $ 727,828, respectively.

Concentrations of market risk arise due to the fact that the Company generates revenue from a limited number of sources. For the years ended December 31, 2007 and 2006, the Company generated $ 8,548,715 and $ 7,161,192 in commission revenue from the same four companies from which it was owed commissions as of December 31, 2007. These amounts, in addition to the commission revenue generated from related parties, as described in **NOTE 9 – RELATED PARTY TRANSACTIONS**, account for approximately 100% and 94% of the Company's revenue for the years ended December 31, 2007 and 2006, respectively.

The Company also maintains cash balances at one financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2007 and 2006, the Company had uninsured cash balances totaling $ 418,609 and $ 1,765,008, respectively.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $ 5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital, required net capital, excess net capital, aggregate indebtedness and a net capital ratio as follows:

	2007	2006
Net Capital	$ 3,646,929	$ 1,613,265
Required Net Capital	73,493	37,403
Excess Net Capital	$ 3,573,436	$ 1,575,862
Aggregate Indebtedness	$ 1,103,499	$ 561,603
Net Capital Ratio	0.30 to 1	0.35 to 1

NOTE 13 – OTHER INFORMATION

Total interest charged against income relating to tax underpayments during the years ended December 31, 2007 and 2006 was $ 197 and $ 180, respectively.

Total penalties charged against income relating to tax underpayments during the years ended December 31, 2007 and 2006 was $ 4,950 and $ 910, respectively.

NOTE 14 – CHANGES TO COMPARATIVE SUPPLEMENTARY INFORMATION

Certain amounts presented in Schedule I – Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission, have been reclassified to conform to the presentation of the schedule as of December 31, 2007. These reclassifications had no effect on net income or the calculation of net capital under SEC Rule 15c3-1 for the years ended December 31, 2007 or 2006.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION



Jacobs, Velella & Kerr, P.C.

Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370
Website: www.jvkcpa.com Email: cpa@jvkcpa.com

Members

American Institute of
Certified Public Accountants
Massachusetts Society of
Certified Public Accountants
Herman Jacobs CPA 1949-1988

Alberto Valella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the accompanying financial statements of Meridian Investments, Inc. as of and for the years ended December 31, 2007 and 2006 and have issued our report thereon dated February 14, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 14, 2008

MERIDIAN INVESTMENTS, INC.
SCHEDULE I – OPERATING EXPENSES
For the Years Ended December 31, 2007 and 2006

	2007	2006
OPERATING EXPENSES		
Bank charges and fees	$ 2,142	$ 1,601
Computer supplies and expense	49,564	34,846
Charitable contributions	20,450	39,672
Depreciation expense	53,870	45,328
Dues and subscriptions	48,668	47,635
Education and training	12,086	10,643
Employee benefits	194,342	205,237
Filing fees	35,073	48,069
Insurance	20,111	33,978
Legal and accounting	229,064	249,688
Meetings and conferences	20,034	212,545
Office supplies and expense	36,928	57,484
Penalties and fines – *Note 13*	4,950	910
Pension fees and contributions	124,316	124,785
Postage and delivery	13,867	18,299
Professional fees	72,685	29,900
Rent – *Note 10*	146,329	142,900
Repairs and maintenance	2,858	633
Research and due diligence	336,031	580,227
Salaries and wages	996,704	300,859
Selling expense	-	140
Taxes - payroll	270,028	183,776
Taxes - other	10,118	6,841
Telephone	47,920	44,503
Travel, meals and entertainment	369,949	363,642
TOTAL OPERATING EXPENSES	$ 3,118,087	$ 2,784,141

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

	2007	2006
NET CAPITAL COMPUTATION		
SHAREHOLDERS' EQUITY	$ 5,484,536	$ 2,920,550
LESS: NON-ALLOWABLE ASSETS		
Receivable from non-customers in excess of related payable to non-customers	(784,977)	(417,968)
Receivable from affiliate	(675,995)	(606,136)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	(82,384)	(99,748)
Deposits and prepaid expenses	(249,710)	(159,853)
Deferred income taxes	(44,541)	(23,580)
NET CAPITAL	**$ 3,646,929**	**$ 1,613,265**
RECONCILIATION WITH COMPANY'S COMPUTATION		
NET CAPITAL PER FOCUS REPORT	$ 3,822,470	$ 1,547,234
AUDIT ADJUSTMENTS FOR:		
Receivable from non-customers in excess of related payable to non-customers	(784,977)	-
Receivable from affiliate	(4,992)	(25,400)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	53,299	(7,548)
Deposits and prepaid expenses	(238,568)	(148,811)
Deferred taxes	(20,961)	49,066
Commission revenue	1,509,667	101
State income and excise tax expense	126,792	145,667
Interest income	21,720	25,400
Rent	11,647	-
Computer supplies and expense	678	3,735
Commissions expense	(754,834)	-
Depreciation expense	(53,870)	3,338
(Provision for) benefit from deferred income taxes	(19,906)	28,081
Insurance expense	(11,417)	(6,957)
Legal and accounting expense	(8,785)	(1,000)
Loss on sale of property and equipment	(489)	-
Telephone	(396)	-
Bank charges	(86)	(114)
Office supplies and expense	(42)	473
Postage and delivery	(21)	-
NET CAPITAL	**$ 3,646,929**	**$ 1,613,265**

The accompanying notes are an integral part of these financial statements.



Jacobs, Velella & Kerr, P.C.

Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370
Website: www.jvkcpa.com Email: cpa@jvkcpa.com

Members
American Institute of
Certified Public Accountants
Massachusetts Society of
Certified Public Accountants
Herman Jacobs CPA 1949-1988
Alberto Velella CPA
Peter H. Kerr CPA
Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

In planning and performing our audit of the financial statements of Meridian Investments, Inc. as of December 31, 2007 and 2006 and for the years then ended, respectively, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of

21

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 14, 2008



Jacobs, Velella & Kerr, P.C.

Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370
Website: www.jvkcpa.com Email: cpa@jvkcpa.com

Members
American Institute of
Certified Public Accountants
Massachusetts Society of
Certified Public Accountants
Herman Jacobs CPA 1949-1988

Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITORS REPORT ON MATERIAL INADEQUACIES

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the financial statements of Meridian Investments, Inc. as of December 31, 2007 and 2006 and for the years then ended. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 14, 2008

